--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                           --------------------------
                                 Schedule 14D-9

                      Solicitation/Recommendation Statement

                       Pursuant to Section 14(d)(4) of the

                         Securities Exchange Act of 1934


                 NANTUCKET ISLAND ASSOCIATES LIMITED PARTNERSHIP
                            (Name of Subject Company)


                 NANTUCKET ISLAND ASSOCIATES LIMITED PARTNERSHIP
                        (Name of Person Filing Statement)

                      Units of Limited Partnership Interest
                         (Title of Class of Securities)

                                      None
                      -------------------------------------
                      (CUSIP Number of Class of Securities)


                                 Carolyn Tiffany
                         Three Winthrop Properties, Inc.
                           7 Bulfinch Place, Suite 500
                                  P.O. Box 9507
                           Boston, Massachusetts 02114
                                 (617) 570-4600

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications
                  on Behalf of the Person(s) filing Statement)

--------------------------------------------------------------------------------

ITEM 1.   SUBJECT COMPANY INFORMATION

     The name of the subject company is Nantucket Island Associates Limited Partnership, a Delaware limited partnership (the "Partnership"). The address of the principal executive offices of the Partnership is 7 Bulfinch Place, Suite 500, P.O. Box 9507, Boston, Massachusetts 02114 and the telephone number of such offices is (617) 570-4600. The title of the class of equity securities to which this statement relates is limited partnership units ("Units") of the Partnership. As of February 1, 2002, there were 785 Units outstanding.

ITEM 2.    IDENTITY AND BACKGROUND OF THE FILING PERSON

     This Statement is being filed by the Partnership and relates to the tender offer of Equity Resource Lexington Fund Limited Partnership ("Equity Resource"), to purchase up to 158 Units at a purchase price of $7,500 per Unit, pursuant to the terms and conditions of an Offer to Purchase dated February 8, 2002, and the related Letter of Transmittal (together, the "Equity Resource Offer"). The Equity Resource Offer is being made pursuant to a tender offer statement on Schedule TO dated February 8, 2002.

     According to the Equity Resource Offer, the principal business address of Equity Resource's executive offices is c/o Equity Resources Group, Inc., 44 Brattle Street, Cambridge, Massachusetts 02138.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

     Equity Resource sent a letter to the general partner of the Partnership seeking a list of limited partners to enable it to commence the Equity Resource Offer. The Partnership provided Equity Resource with such list in January 2002. The list was provided to Equity Resource pursuant to an agreement entered into in May 2000 between affiliates of Equity Resource and the general partner of the Partnership (the "Equity Resource Agreement"). Pursuant to the Equity Resource Agreement, the general partner of the agreed to deliver to Equity Resource and its affiliates lists of limited partners in the Partnership and certain other partnerships in which the general partner of the Partnership or its affiliates act as the general partner so long as Equity Resource or its affiliate is a limited partner in such partnership. In addition, pursuant to the Equity Resource Agreement, the general partner of the Partnership has the right to acquire from Equity Resource one-half of all Units it acquires pursuant to the Equity Resource Offer for a purchase price equal to the purchase price paid by Equity Resource for such Units.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

     The Partnership believes that the price being offered by Equity Resource is not indicative of the Partnership's value and therefore recommend against accepting the Equity Resource Offer. That is, although not currently being marketed for sale, the Partnership believes that if the assets owned by the Partnership were presently sold, the net proceeds of such sales, when added to the Partnership's current reserves, would provide a per Unit distribution greater than the purchase price being offered by Equity Resource. Although there are many methods used in deriving the value of real estate, the methodology used by Equity Resource, applying a capitalization rate to the net operating income of the Partnership is a recognized method. Equity Resources own calculation, using a 10.5% capitalization rate, derives a per Unit value of $9,644, more than $2,000 higher than the purchase price. Moreover, it is possible that the capitalization rate used by Equity Resource is high. Accordingly, if a lower capitalization rate is used, the resulting value of the real estate increases. Please note, however, that there are many methods of determining Unit value and there are many factors that impact on the ultimate value received for a Unit.

     In any event, the decision on whether to accept Equity Resource's offer is dependent upon each limited partner's specific situation and their desire for liquidity. In this regard, if you intend to accept Equity Resource's offer, WE URGE YOU TO CONSULT WITH YOUR TAX ADVISOR PRIOR TO MAKING YOUR DECISION AS THE SALE OF YOUR UNIT MAY HAVE SIGNIFICANT ADVERSE TAX CONSEQUENCES TO YOU.

     As indicated above, the general partner of the Partnership will have the right to acquire one-half of any Units acquired by Equity Resource in its offer. At present, it is anticipated that the general partner of the Partnership will exercise such option. Each limited partner is encouraged to consult with his or her own financial advisor in determining whether to tender his or her Units in the Equity Resource Offer.

     In addition, please note that affiliates of the general partner of the Partnership hold 35.75 Units and will not tender their Units in the Equity Resource Offer.

ITEM 5. PERSONS/ASSETS RETAINED, EMPLOYED OR TO BE COMPENSATED

     None.


ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

     During the past 60 days none of the persons referred to in Item 1008(b) of Regulation M-A effected any transactions in the subject securities.

ITEM 7. PURPOSES OF THE TRANSACTIONS AND PLANS OR PROPOSALS

     None.


ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED

     None.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

     The following Exhibits are filed herewith:

     Exhibit (a) - Letter to Limited Partners from the Partnership dated February 13, 2002.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  February 13, 2002


                                           NANTUCKET ISLAND ASSOCIATES LIMITED
                                           PARTNERSHIP

                                           By: Three Winthrop Properties, Inc.
                                               General Partner

                                               By: /s/ Peter Braverman
                                                  ------------------------------
                                                       Peter Braverman
                                                       Executive Vice President

                 NANTUCKET ISLAND ASSOCIATES LIMITED PARTNERSHIP
                           7 Bulfinch Place, Suite 500
                                  P.O. Box 9507
                           Boston, Massachusetts 02114



February 13, 2002

Dear Limited Partner:

     As you are aware, Equity Resource Lexington Fund Limited Partnership ("Equity Resource") is making an offer to purchase up to 158 units of limited partnership interest (the "Units") in the Partnership at a purchase price of $7,500 per Unit. Equity Resource's offer is being made pursuant to the terms and conditions of an Offer to Purchase dated February 8, 2002, and the related Letter of Transmittal (together, the "Equity Resource Offer"). Pursuant to the rules of the Securities and Exchange Commission, the Partnership is required to make a recommendation whether you should accept or reject the tender, or whether the Partnership is remaining neutral.

     The Partnership believes that the price being offered by Equity Resource is not indicative of the Partnership's value and therefore recommend against accepting the Equity Resource Offer. That is, although not currently being marketed for sale, the Partnership believes that if the assets owned by the Partnership were presently sold, the net proceeds of such sales, when added to the Partnership's current reserves, would provide a per Unit distribution greater than the purchase price being offered by Equity Resource. Although there are many methods used in deriving the value of real estate, the methodology used by Equity Resource, applying a capitalization rate to the net operating income of the Partnership is a recognized method. Equity Resources own calculation, using a 10.5% capitalization rate, derives a per Unit value of $9,644, more than $2,000 higher than the purchase price. Moreover, it is possible that the capitalization rate used by Equity Resource is high. Accordingly, if a lower capitalization rate is used, the resulting value of the real estate increases. Please note, however, that there are many methods of determining Unit value and there are many factors that impact on the ultimate value received for a Unit.

     In any event, the decision on whether to accept Equity Resource's offer is dependent upon each limited partner's specific situation and their desire for liquidity. In this regard, if you intend to accept Equity Resource's offer, WE URGE YOU TO CONSULT WITH YOUR TAX ADVISOR PRIOR TO MAKING YOUR DECISION AS THE SALE OF YOUR UNIT MAY HAVE SIGNIFICANT ADVERSE TAX CONSEQUENCES TO YOU.

     As indicated above, the general partner of the Partnership will have the right to acquire one-half of any Units acquired by Equity Resource in its offer. At present, it is anticipated that the general partner of the Partnership will exercise such option. Each limited partner is encouraged to consult with his or her own financial advisor in determining whether to tender his or her Units in the Equity Resource Offer.

     In addition, please note that affiliates of the general partner of the Partnership hold 35.75 Units and will not tender their Units in the Equity Resource Offer.

     If you have any questions, please contact Beverly Bergman at 617-570-4607.


                                           Sincerely,

                                           NANTUCKET ISLAND ASSOCIATES
                                           LIMITED PARTNERSHIP